                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

FORM 5                                                      OMB APPROVAL
                                                   -----------------------------
[_] Check this box if no longer                    OMB NUMBER:  3235-0362
    subject to Section 16. Form 4                  Expires:  December 31, 2001
    or Form 5 obligations may                      Estimated average burden
    continue. SEE Instruction 1(b).                hours per response ...... 1.0
                                                   -----------------------------
[_] Form 3 Holdings Reported

[_] Form 4 Transaction Reported


              ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP



    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940




1. Name and Address of Reporting Person

Whitney                              Richard                              K.
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  (Last)                             (First)                         (Middle)

  c/o DaVita Inc., 21250 Hawthorne Blvd.
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                                    (Street)

  Torrance                            CA                               90503
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  (City)                             (State)                          (Zip)


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2. Issuer Name and Ticker or Trading Symbol

   DaVita Inc. (DVA)
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3. IRS or Social Security Number of Reporting Person (Voluntary)

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4. Statement for Month/Year

   December 31, 2000
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5. If Amendment, Date of Original   (Month/Day/Year)


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6. Relationship of Reporting Person to Issuer
       (Check all applicable)


                  Director                         10% Owner
           -----                           ------

             X    Officer (give                    Other (Specify
           -----  title below)             ------  below)

            Chief Financial Officer
--------------------------------------------------------------------------------

                         Table 1 -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security        2. Trans-   3. Trans-      4. Securities Acquired (A)  5. Amount of        6. Ownership  7. Nature
   (Instr. 3)                  action      action         or Disposed of (D)          Securities          Form:         of Indirect
                               Date        Code                                       Beneficially        Direct        Beneficial
                                          (Instr. 8)      (Instr. 3,4 and 5)          Owned at End       (D) or         Ownership
                              (Month/                  --------------------------     Of Issuer's         Indirect     (Instr. 4)
                               Day/                     Amount   (A) or    Price      Fiscal Year        (I)
                               Year)                             (D)                 (Instr. 3 and 4)    (Instr. 4)
--------------------------  ----------  ------  ----   --------  ------    ------   ----------------   ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------
Common Stock                  12/5/00       G               860      D
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------
Common Stock                  12/22/00      G               540      D
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------
Common Stock                  12/26/00      G               540      D                     15,985         D
--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------  ------    ------     -------------- ------------  -------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                  (Print or Type Responses)


                                                                         (Over)
                                                                SEC 2270 (3/91)


Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security  2. Conversion    3. Transaction  4. Transacation   5. Number of Derivative      6. Date Exercisable
  (Instr. 3)                        or Exercise      Date            Code              Securities Acquired (A)      and Expiration
                                    Price of        (Month Day       (Instr. 8)        or Disposed of (D)           Date
                                    Derivative       Year)                            (Instr. 3, 4, and 5)         (Month, Day
                                    Security                                                                        Year)
                                                                                    --------------------------   -------------------
                                                                                        (A)        (D)            Date    Expiration
                                                                                                                  Exer-   Date
                                                                                                                  cisable
-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------------------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------------------
Options (16b-3 Plan)               $2.6875          3/29/00          A                  400,000                   (1)    3/29/05
-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------------------
Options (16b-3 Plan)               $7.0625          9/14/00          A                  100,000                   (2)    9/14/05
-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------------------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------------------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------------------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------------------

-------------------------------  --------------   --------------  --------  -----   --------------- ----------   -------------------


7. Title and Amount of    8. Price of Derivative  9. Number of Derivative     10. Ownership of             11. Nature of the
   Underlying Securities     Security (Instr. 5)     Securities Beneficially      Derivate Securitiy:          Indirect Beneficial
  (Instr. 3 AND 4)                                   Owned at End of Year         Direct (D) or                Ownership (Instr. 4)
                                                     Instr. 4)                    Indirect (I) (Instr. 4)
------------------------
  Title       Amount or
              Number of
              Shares
------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------
Common Stock   400,000                                      400,000                       D
------------------------  ----------------------  --------------------------  ---------------------------  ------------------------
Common Stock   100,000                                      100,000                       D
------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

Explanation of Responses:


(1) The indicated option vest at 25% per year such that 100,000 shares shall vest, or have vested, on each of the following dates: 3/29/01, 3/29/02, 3/29/03, and 3/29/04. If Davita's stock price closes at $5.01 or above for 10 of any 20 consecutive trading days, the last quarter (the 25% that would have vested on 3/29/04) vests immediately.

(2) The indicated option vests at 25% per year, such that 25,000 shares shall vest on each of the following dates: 9/14/01, 9/14/02 , 9/14/03 and 9/14/04.

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                                /s/ Richard K. Whitney        February 13, 2001
                              _______________________________ _________________
                              Signature of Reporting Person**         Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


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                                                                 SEC 2270 (3/91)